# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aebi Schmidt Holding AG, CIK 0002048519
CUSIP: H00501108
Title of class of securities: Common Stock, Par Value $1.00 per share
Address of issuer's principal executive offices: SCHULSTRASSE 4, FRAUENFELD, Switzerland (V8), 8500
Date of event which requires filing of this statement: 07/01/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002076389

## Reporting persons
- Peter Christoph Spuhler: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); member of a group; sole voting power 8,226,398; shared voting power 19,095,810; sole dispositive power 8,226,398; shared dispositive power 19,095,810; aggregate amount beneficially owned 27,322,208 (35.3% of the class)
- PCS Holding AG: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); member of a group; sole voting power 0; shared voting power 19,095,810; sole dispositive power 0; shared dispositive power 19,095,810; aggregate amount beneficially owned 19,095,810 (24.7% of the class)

## Item 1. Issuer
Name of issuer: Aebi Schmidt Holding AG
Address of issuer's principal executive offices: Schulstrasse 4, Frauenfeld V8, Switzerland, CH-8500

## Item 2. Person Filing
Name of person filing:
(1) Peter Christoph Spuhler
(2) PCS Holding AG
Address of principal business office or, if none, residence:
(1) Peter Christoph Spuhler: Schulstrasse 4, Frauenfeld V8, Switzerland, CH-8500
(2) PCS Holding AG: Schulstrasse 4, Frauenfeld V8, Switzerland, CH-8500
Citizenship:
(1) Peter Christoph Spuhler: Switzerland
(2) PCS Holding AG: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to item 9 on the attached cover pages
Percent of class: See the responses to item 11 on the attached cover pages
Sole power to vote or to direct the vote: See the responses to item 5 on the attached cover pages
Shared power to vote or to direct the vote: See the responses to item 6 on the attached cover pages
Sole power to dispose or to direct the disposition: See the responses to item 7 on the attached cover pages
Shared power to dispose or to direct the disposition: See the responses to item 8 on the attached cover pages

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The securities reported herein as beneficially owned by Mr. Peter Spuhler consist of (a) securities which are directly owned by Mr. Spuhler and (b) securities which are directly owned by PCS Holding AG, which Mr. Spuhler is deemed to indirectly beneficially own as the result of his being the sole shareholder of PCS Holding AG.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated as of August 14, 2025
99.2 Power of Attorney, dated as of August 11, 2025, relating to Peter Christoph Spuhler
99.3 Power of Attorney, dated as of August 11, 2025, relating to PCS Holding AG

## Signatures
- Peter Christoph Spuhler: /s/ John F. Brown, Attorney-in-Fact (08/14/2025)
- PCS Holding AG: /s/ John F. Brown, Attorney-in-Fact (08/14/2025)